April 24, 2020

Jeffrey Hatfield
Chief Executive Officer
Zafgen, Inc.
3 Center Plaza, Suite 610
Boston, MA 02108

       Re: Zafgen, Inc.
           Amendment 1 to Preliminary Proxy Statement on Schedule 14A Filed April 10, 2020
           File No. 001-36510

Dear Mr. Hatfield:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2020 letter.

Amendment 1 to Schedule 14A filed April 10, 2020

Summary, page 1

1. We note your response to our prior Comment 1. Please further revise your disclosure to note that you are dependent on the intellectual property for the development of certain of your early-stage product candidates and identify such early-stage product candidates.
Chondrial's Business
Overview, page 159

2. We note your response to our prior Comment 3. We also note that you state that you do not believe that the referenced studies are material to Chondrial's business. Please either
       (i) expand your disclosure to discuss the significance (or lack of significance) to
 Jeffrey Hatfield
Zafgen, Inc.
April 24, 2020
Page 2
       Chondrial's business; or (ii) remove the disclosure.
Chondrial's Strategy, page 160

3. We note your response to our prior Comment 4. We also note your revision to your disclosure on page 159 and note no changes to page 160. We reissue our prior Comment
       4. Please further revise your disclosure to remove any implication that Chondrial will be successful in obtaining regulatory approval for CTI-1601 in an accelerated manner.
        You may contact Michael Fay at (202) 551-3812 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at
(202) 551-
3257 with any other questions.



                                                              Sincerely,
FirstName LastNameJeffrey Hatfield
                                                              Division of
Corporation Finance
Comapany NameZafgen, Inc.
                                                              Office of Life
Sciences
April 24, 2020 Page 2
cc:       Andrew Goodman, Esq.
FirstName LastName